UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number: 000-50841

51job, Inc.

(Translation of registrant’s name into English)

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

51job, Inc. is furnishing under the cover of Form 6-K:

99.1	Notice of Annual General Meeting of Members of 51job, Inc. dated October 23, 2012

99.2	Proxy Statement for Annual General Meeting of Members of 51job, Inc.

99.3	Form of Proxy Form and Written Consent for Holders of Common Shares

99.4	Form of Voting Instruction Card to JPMorgan Chase Bank for Holders of American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.

By:	/s/ Rick Yan
Name: Rick Yan Title: President and Chief Executive Officer

Date: October 23, 2012

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General Meeting of Members of 51job, Inc. dated October 23, 2012

99.2	Proxy Statement for Annual General Meeting of Members of 51job, Inc.

99.3	Form of Proxy Form and Written Consent for Holders of Common Shares

99.4	Form of Voting Instruction Card to JPMorgan Chase Bank for Holders of American Depositary Shares